January 9, 2014

VIA EDGAR

Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attn: Mr. Jay Mumford

Re:          Elbit Vision Systems Ltd.
Registration Statement on Form F-1
File No. 333-192648
Amendment No. 1 Filed on December 26, 2013

Dear Mr. Mumford:

On behalf of our company Elbit Vision Systems Ltd. (the "Company"), I respectfully request that the above referenced Registration Statement be declared effective by the Securities and Exchange Commission (the "Commission") at 12:00 p.m. (noon), on January 10, 2014 or as reasonably practicable thereafter. On behalf of the Company, I hereby acknowledge that (i) the action of the Commission or the staff acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, (ii) should the Commission or the Staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your courtesy in this matter.

Very truly yours,

/s/ Yaron Menashe
Yaron Menashe
Chief Financial Officer